UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2017

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 8, 2017

SIERRA WIRELESS

# Q1 2017

First Quarter Report
For the three months ended March 31

## Start with Sierra

sierrawireless.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three months ended March 31, 2017, and up to and including May 8, 2017. This MD&A should be read together with our unaudited interim consolidated financial statements for the three month periods ended March 31, 2017 and March 31, 2016, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2016 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP. Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest U.S. GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established cloud and connectivity service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview
Sierra Wireless is a leading provider of device-to-cloud solutions for the Internet of Things ("IoT"). We offer the industry’s most comprehensive portfolio of cellular and short range embedded wireless modules and cellular gateways that, combined with our cloud platform and connectivity services, create an end-to-end solution for enabling IoT applications. Original Equipment Manufacturers ("OEMs") and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster.

We operate our business under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services.

Our OEM Solutions segment includes embedded cellular and short range wireless modules, software and tools for OEM customers who integrate wireless connectivity into their solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, residential, healthcare and others. Within our OEM Solutions segment, our embedded wireless module product portfolio spans second generation ("2G"), third generation ("3G"), and fourth generation ("4G") long-term evolution ("LTE") cellular technologies and short range modules for Bluetooth and Wi-Fi technologies. This product portfolio also includes cloud-based remote device and data management capability, as well as support for on-board embedded applications using Legato, our open source, Linux-based application framework. The OEM solutions segment includes the operations of Blue Creation, which we acquired on November 2, 2016 for $2.9 million (net of $3.5 million cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula. Blue Creation is located in the United Kingdom and specializes in Bluetooth and other embedded wireless technologies that are complementary to our cellular products.

On March 31, 2017, we completed the acquisition of substantially all of the assets of the Global Navigation Satellite System ("GNSS") embedded module business of GlobalTop Technology Inc. ("GlobalTop") for total cash consideration of approximately $3.2 million, subject to working capital adjustments. GlobalTop is a Taiwan-based business that specializes in the development and manufacture of a wide variety of GNSS modules and serves customers around the world.  The company's products include embedded modules and technology that are complementary to our OEM Solutions portfolio.  The acquisition builds on our strategy to expand our embedded solution portfolio for OEM customers in the key markets we serve. We intend to fully integrate the GlobalTop assets into our OEM Solutions segment.

Our Enterprise Solutions segment includes a range of intelligent routers and gateways along with management tools and applications that enable secure cellular connectivity for enterprise customers. Our 2G, 3G and 4G LTE intelligent cellular routers and gateways are designed for use where reliability and mission-critical connectivity is essential, and are used in transportation, public safety, field services, energy, industrial, and distributed enterprise networking applications worldwide. Our routers and gateways can be easily configured for specific customer applications, and also support on-board embedded applications using our Legato and ALEOS application frameworks. Since its acquisition on August 3, 2016, the operations of GenX Mobile Incorporated ("GenX"), a U.S.-based provider of in-vehicle cellular devices for fleet management, asset tracking and transportation markets, have been included in our Enterprise Solutions segment. GenX was acquired for total cash consideration of $5.9 million (net of $1.9 million cash acquired) plus contingent consideration for inventory consumption in excess of $1.0 million.

Our Cloud and Connectivity Services segment comprises three main areas of operations: (i) our cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, devices and applications; (ii) our global cellular connectivity services, which include our Smart SIM and core network platforms; and (iii) our managed broadband cellular services, which include a combination of hardware, connectivity services and cloud services. These cloud, connectivity and managed broadband services have been integrated to support our device-to-cloud strategy and enable worldwide IoT deployments by our customers. Our solutions makes it simple to rapidly build and scale IoT applications while de-risking the deployment process.

Our AirVantage cloud platform is used to collect, manage and process data from any number of connected devices. It allows our customers to centrally deploy and monitor IoT devices at the edge of the network, including configuring device settings and delivering firmware and embedded application updates remotely over the air.  Our connectivity services offering, which includes our flexible Smart SIM technology, utilizes global, multi-operator subscriptions with unique benefits for IoT deployments, including quality of service improvements and multi-operator network coverage. Our managed broadband services provide network connectivity management solutions for distributed enterprises utilizing cellular broadband gateways, routers and advanced antennas.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that help us drive our strategy forward and expand our position in the IoT market.

First Quarter Overview
Revenue in the first quarter of 2017 was $161.8 million, up 13.3% compared to the same period of 2016. The increase in revenue was mainly driven by growth in our OEM Solutions and Enterprise Solutions segments. In the first quarter of 2017 compared to the same period of 2016, OEM Solutions segment revenue increased by 10.0% to $133.0 million, Enterprise Solutions segment revenue increased by 44.8% to $21.7 million and Cloud and Connectivity Services segment revenue increased by 2.1% to $7.1 million.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the first quarter of 2017 and the same period of 2016 negatively impacted our revenue and cost of goods sold by $0.2 million and had a nominal impact on our operating expenses in the first quarter of 2017.
Financial highlights for the first quarter of 2017:
GAAP:

•	Revenue was $161.8 million, up 13.3%, compared to $142.8 million in the first quarter of 2016.

•	Gross margin was 34.4%, compared to 32.8% in the first quarter of 2016.

•
Loss from operations was $1.5 million, compared to loss from operations of $1.3 million in the first quarter of 2016. The loss from operations in the first quarter of 2017 included a $3.7 million impairment charge on an intangible asset.

•	Net loss was $0.2 million, or $0.01 per share, compared to net earnings of $0.7 million, or $0.02 per share, in the first quarter of 2016.

•	Cash and cash equivalents were $92.5 million at the end of the first quarter of 2017, a decrease of $10.3 million, compared to the end of the fourth quarter of 2016.
NON-GAAP(1):

•	Gross margin was 34.5%, compared to 32.9% in the first quarter of 2016.

•	Earnings from operations were $9.1 million, compared to $3.6 million in the first quarter of 2016.

•	Adjusted EBITDA was $12.4 million, compared to $6.7 million in the first quarter of 2016.

•	Net earnings were $7.7 million or $0.24 per share, compared to net earnings of $2.6 million, or $0.08 per share, in the first quarter of 2016.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Selected Consolidated Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)	2017	2016
	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$161,793	$615,607	$163,021	$153,560	$156,229	$142,797

Gross Margin
- GAAP	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
- Non-GAAP (1)	55,769	205,118	55,850	49,476	52,871	46,921

Gross Margin %
- GAAP	34.4%	35.4%	42.2%	32.1%	33.8%	32.8%
- Non-GAAP (1)	34.5%	33.3%	34.3%	32.2%	33.8%	32.9%

Earnings (loss) from operations
- GAAP	$(1,487)	$21,348	$19,245	$(53)	$3,411	$(1,255)
- Non-GAAP (1)	9,070	30,127	11,729	6,326	8,430	3,642

Adjusted EBITDA(1)	$12,426	$43,919	$15,464	$9,697	$12,078	$6,680

Net earnings (loss)
- GAAP	$(211)	$15,385	$15,718	$(1,769)	$718	$718
- Non-GAAP (1)	7,661	21,969	8,831	4,141	6,376	2,621

Revenue by Segment:
OEM Solutions	$133,000	$516,517	$135,211	$127,765	$132,667	$120,874
Enterprise Solutions	21,718	71,486	20,976	18,938	16,577	14,995
Cloud and Connectivity Services	7,075	27,604	6,834	6,857	6,985	6,928

Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$(0.01)	$0.48	$0.49	$(0.06)	$0.02	$0.02
- Non-GAAP (1)	$0.24	$0.68	$0.27	$0.13	$0.20	$0.08
Diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.01)	$0.48	$0.49	$(0.06)	$0.02	$0.02
- Non-GAAP (1)	$0.24	$0.68	$0.27	$0.13	$0.20	$0.08

Common shares (in thousands)
At period-end	32,157	31,860	31,860	32,051	32,035	31,906
Weighted average - basic	31,909	32,032	31,962	32,043	31,966	32,156
Weighted average - diluted	31,909	32,335	32,367	32,043	32,430	32,500

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the first quarter of 2017:

•
Volkswagen selected our AirPrime AR Series modules and our Legato platform for its next generation of connected cars. Our automotive solutions will deliver high-speed cellular connectivity for the Volkswagen Car-Net platform.

•	We were selected by Nauto as the wireless connectivity solution for the North American launch of Nauto's flagship artificial intelligence-powered auto network.

•	We launched the world's first 'plug-and-play' cellular modules and routers with pre-integrated global connectivity, IoT operation management and security.

•	We delivered early modules for Telstra's upcoming LTE Cat-M1 network to Landis+Gyr, enabling their industry-first live Cat-M1 smart meter trial.
Outlook
For the second quarter of 2017, we expect revenue to be in the range of $165 million to $175 million and non-GAAP earnings per share to be in the range of $0.24 to $0.32. This guidance includes a full quarter of contribution from the acquired assets of GlobalTop's GNSS business.

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	contributions to our operating results from the acquisitions we completed in 2015, 2016 and year-to-date 2017;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	the availability of components from key suppliers;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended March 31
(in thousands of U.S. dollars, except where otherwise stated)	2017		2016
	$	% of Revenue	$	% of Revenue
Revenue	161,793	100.0%	142,797	100.0%
Cost of goods sold	106,132	65.6%	95,982	67.2%
Gross margin	55,661	34.4%	46,815	32.8%

Expenses
Sales and marketing	18,167	11.2%	15,629	10.9%
Research and development	19,477	12.0%	18,778	13.2%
Administration	10,386	6.4%	9,527	6.7%
Restructuring	373	0.2%	—	—%
Acquisition-related and integration	451	0.3%	374	0.3%
Impairment	3,668	2.3%	—	—%
Amortization	4,626	2.9%	3,762	2.6%
	57,148	35.3%	48,070	33.7%
Loss from operations	(1,487)	(0.9)%	(1,255)	(0.9)%
Foreign exchange gain	1,099		2,292
Other income	9		26
Earnings (loss) before income taxes	(379)		1,063
Income tax expense (recovery)	(168)		345
Net earnings (loss)	(211)		718

Basic and diluted net earnings (loss) per share (in dollars)	$(0.01)		$0.02

Revenue
Revenue increased by $19.0 million, or 13.3%, in the first quarter of 2017 compared to the same period of 2016. The increase was the result of strong sales in our OEM Solutions segment, primarily to customers in the enterprise, energy and automotive segments. We also had a strong revenue contribution from our Enterprise Solutions segment from the GenX business which was acquired in August 2016 and new AirLink gateway product introductions.

Gross margin
Gross margin was 34.4% in the first quarter of 2017 compared to 32.8% in the same period of 2016. This increase was driven by product cost savings, including lower manufacturing and component costs, as well as reduced intellectual property ("IP") royalty accruals, partially offset by unfavorable product mix. Gross margin in the first quarter of 2016 was favorably impacted by a $1.9 million recovery from a legal settlement with a supplier related to a component quality issue. Excluding this recovery, gross margin was 31.5%.

In each of the first quarter of 2017 and 2016, gross margin included stock-based compensation expense and related social taxes of $0.1 million.

Sales and marketing
Sales and marketing expense increased by $2.5 million, or 16.2%, in the first quarter of 2017 compared to the same period of 2016. This increase was primarily driven by continued targeted investments in our go-to-market capabilities to drive growth and costs added as a result of the two acquisitions undertaken in 2016.

Sales and marketing expense included stock-based compensation expense and related social taxes of $0.5 million and $0.4 million in the first quarter of 2017 and 2016, respectively.

Research and development
Research and development (“R&D”) expense increased by $0.7 million, or 3.7%, in the first quarter of 2017 compared to the same period of 2016 as a result of modest headcount additions, higher overall compensation costs and higher professional fees, partially offset by lower certification costs.

In each of the first quarter of 2017 and 2016, R&D expenses included stock-based compensation expense and related social taxes of $0.4 million and acquisition-related amortization of $0.1 million.

Administration
Administration expenses increased by $0.9 million, or 9.0%, in the first quarter of 2017 compared to the same period of 2016 as a result of higher compensation costs and higher professional fees.

In each of the first quarter of 2017 and 2016, administration expenses included stock-based compensation expense and related social taxes of $1.1 million.

Restructuring
In the first quarter of 2017, we recorded restructuring cost of $0.4 million related to the relocation of our Cloud and Connectivity customer support operations from Sweden to France and the U.S. Additional restructuring costs of approximately $0.5 million will be accrued as employees provide service. This relocation of customer support functions is being undertaken to drive operational efficiency in our Cloud and Connectivity Services segment.

Acquisition-related and integration
In the first quarter of 2017, acquisition-related and integration costs were slightly higher at $0.5 million, compared to $0.4 million for the same period of 2016 due to recent acquisitions as mentioned above.

Impairment
In the first quarter of 2017, we recorded an impairment of $3.7 million related to an intangible asset recorded on the acquisition of Wireless Maingate AB. During the quarter, we made the decision to terminate a service offering that has now been superseded by a more technologically advanced offering in our integrated Cloud & Connectivity Services business.

Amortization
Amortization expense increased by $0.9 million in the first quarter of 2017, compared to the same period of 2016. The increase was primarily due to higher acquisition-related amortization as a result of the acquisitions undertaken in recent years.

Amortization expense for the first quarter of 2017 included $3.5 million of acquisition-related amortization, compared to $2.4 million in the same period of 2016.

Foreign exchange gain
Foreign exchange gain was $1.1 million for the first quarter of 2017, compared to a gain of $2.3 million in the same period of 2016. This reduction was primarily the result of an increase in the value of the Euro compared to the U.S. Dollar.

Income tax expense (recovery)
Income tax expense decreased by $0.5 million in the first quarter of 2017 compared to the same period of 2016 as a result of a recovery related to the aforementioned impairment charge.

Net earnings (loss)
In the first quarter of 2017, net loss was $0.2 million compared to net earnings of $0.7 million in the same period of 2016, primarily due to the negative impact on operating income of the aforementioned impairment and lower foreign exchange gain, partially offset by the income tax recovery.

Net earnings (loss) in the first quarter 2017 included stock-based compensation expense and related social taxes of $2.1 million and acquisition amortization of $3.6 million.

SEGMENTED INFORMATION

OEM Solutions

(in thousands of U.S. dollars, except where otherwise stated)			% change
	Q1, 2017	Q1, 2016	Q1, 2017 vs Q1, 2016
Revenue	133,000	120,874	10.0%
Cost of goods sold	90,922	86,584	5.0%
Gross margin	$42,078	$34,290	22.7%
Gross margin %	31.6%	28.4%

In the first quarter of 2017, OEM Solutions revenue increased by $12.1 million, or 10.0%, compared to the same period of 2016. The increase was primarily due to strong demand from customers in the enterprise, energy and automotive customer segments.

Gross margin for OEM Solutions was 31.6% in the first quarter of 2017 compared to 28.4% in the same period of 2016. The increase reflects the impact of cost reduction programs, including lower manufacturing and component costs, and lower IP royalty accruals, partially offset by unfavorable product mix.

Enterprise Solutions

(in thousands of U.S. dollars, except where otherwise stated)			% change
	Q1, 2017	Q1, 2016	Q1, 2017 vs Q1, 2016
Revenue	21,718	14,995	44.8%
Cost of goods sold	11,233	5,243	114.2%
Gross margin	$10,485	$9,752	7.5%
Gross margin %	48.3%	65.0%

In the first quarter of 2017, revenue increased by $6.7 million, or 44.8%, compared to the same period of 2016. The increase was driven by additional revenue from the GenX business, which we acquired in August 2016, and the impact of new AirLink gateway product introductions.

In the first quarter of 2017, Enterprise Solutions gross margin was 48.3% compared to 65.0% in the same period of 2016. In the first quarter of 2016, Enterprise Solutions gross margin included the favorable impact of a $1.9 million recovery from a legal settlement with a supplier related to a component quality issue. Excluding this recovery, adjusted gross margin for Enterprise Solutions was 52.4% in the first quarter of 2016. The decrease in gross margin in the first quarter of 2017 compared to the adjusted gross margin for the same period of 2016 was mainly attributable to the inclusion of GenX revenues which have a lower gross margin than the average gross margin for the Enterprise Solutions segment.

Cloud and Connectivity Services

(in thousands of U.S. dollars, except where otherwise stated)			% change
	Q1, 2017	Q1, 2016	Q1, 2017 vs Q1, 2016
Revenue	7,075	6,928	2.1%
Cost of goods sold	3,977	4,155	(4.3)%
Gross margin	$3,098	$2,773	11.7%
Gross margin %	43.8%	40.0%

In the first quarter of 2017, Cloud and Connectivity Services revenue increased by $0.1 million, or 2.1%, compared to the same period of 2016. This increase in revenue is attributable to increased revenues derived from cloud services.
In the first quarter of 2017, Cloud and Connectivity Services gross margin was 43.8% compared of 40.0% in the same period of 2016. This increase in gross margin reflects a favorable mix of services in the first quarter of 2017.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$161,793	$163,021	$153,560	$156,229	$142,797	$144,846	$154,581	$157,965
Cost of goods sold	106,132	94,225	104,192	103,465	95,982	99,783	105,572	107,018
Gross margin	55,661	68,796	49,368	52,764	46,815	45,063	49,009	50,947
Gross margin %	34.4%	42.2%	32.1%	33.8%	32.8%	31.1%	31.7%	32.3%

Expenses
Sales and marketing	18,167	17,048	15,519	16,046	15,629	14,315	13,856	12,828
Research and development	19,477	18,047	18,015	18,237	18,778	18,539	17,987	18,402
Administration	10,386	9,708	11,435	10,286	9,527	9,393	9,416	11,092
Restructuring	373	—	—	—	—	201	39	711
Acquisition-related and integration	451	376	34	59	374	(616)	443	1,015
Impairment	3,668	—	—	—	—	—	—	—
Amortization	4,626	4,372	4,418	4,725	3,762	3,905	3,066	2,787
	57,148	49,551	49,421	49,353	48,070	45,737	44,807	46,835
Earnings (loss) from operations	(1,487)	19,245	(53)	3,411	(1,255)	(674)	4,202	4,112
Foreign exchange gain (loss)	1,099	(3,547)	590	(1,071)	2,292	(1,398)	(102)	1,550
Other income (expense)	9	2	23	32	26	(16)	13	13
Earnings (loss) before income tax	(379)	15,700	560	2,372	1,063	(2,088)	4,113	5,675
Income tax expense (recovery)	(168)	(18)	2,329	1,654	345	(1,705)	827	1,599
Net earnings (loss)	$(211)	$15,718	$(1,769)	$718	$718	$(383)	$3,286	$4,076
Earnings (loss) per share - in dollars
Basic	$(0.01)	$0.49	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.13
Diluted	$(0.01)	$0.49	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.12
Weighted average number of shares (in thousands)
Basic	31,909	31,962	32,043	31,966	32,156	32,282	32,231	32,166
Diluted	31,909	32,367	32,043	32,430	32,500	32,282	32,823	32,915

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the first quarter of 2017 compared to results for the first quarter of 2016.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended March 31
	2017	2016	Change
Cash flows provided (used) before changes in non-cash working capital:	$11,730	$8,325	$3,405
Changes in non-cash working capital
Accounts receivable	14,925	(434)	15,359
Inventories	(6,625)	7,080	(13,705)
Prepaid expense and other	(1,908)	771	(2,679)
Accounts payable and accrued liabilities	(19,448)	(7,868)	(11,580)
Deferred revenue and credits	(796)	(274)	(522)
	(13,852)	(725)	(13,127)
Cash flows provided by (used in):
Operating activities	(2,122)	7,600	(9,722)

Investing activities	(6,879)	(3,135)	(3,744)
Acquisitions	(3,192)	—	(3,192)
Capital expenditures and increase in intangible assets	(3,687)	(3,138)	(549)

Financing activities	(241)	(10,245)	10,004
Issue of common shares	4,621	528	4,093
Repurchase of common shares for cancellation	(2,779)	(6,144)	3,365
Purchase of treasury shares for RSU distribution	—	(4,214)	4,214
Taxes paid related to net settlement of equity awards	(1,027)	(352)	(675)
Payment for contingent consideration	(960)	—	(960)

Free Cash Flow (1)	$(5,809)	$4,462	(10,271)

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities decreased by $9.7 million in the first quarter compared to the same period of 2016. This decrease was primarily due to higher working capital requirements driven by additional stocking of component inventory to better manage the supply chain in 2017 compared to 2016.

Investing Activities
Cash used in investing activities increased by $3.7 million in the first quarter of 2017 compared to the same period of 2016. This increase was a result of the acquisition of the GlobalTop assets on March 31, 2017.

Capital expenditures of $3.7 million in the first quarter of 2017, were primarily for production and tooling equipment, R&D equipment, computer equipment and software, while cash used for intangible assets was primarily for software license costs.

Financing Activities
Cash used for financing activities decreased by $10.0 million in the first quarter of 2017, primarily due to higher proceeds received from stock option exercises, lower spending on repurchase of common shares under our Normal Course Issuer Bid ("NCIB") and the absence of purchases of common shares to satisfy obligations under our restricted share unit plan, compared to the same period of 2016.
Free Cash Flow
Free cash flow for the first quarter of 2017 decreased by $10.3 million compared to the same period of 2016. The decrease in free cash flow was primarily the result of increased working capital requirements. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures, and other obligations discussed below. Cash may also be used to finance acquisitions of businesses in line with our growth strategy. We continue to believe our cash and cash equivalents balance of $92.5 million at March 31, 2017 and cash generated from operations will be sufficient to fund our expected working capital and capital expenditure requirements for at least the next twelve months based on current business plans. Our capital expenditures during the second quarter of 2017 are expected to be primarily for R&D equipment, production and tooling equipment and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2017.

Payments due by period (in thousands of U.S. dollars)	Total	2017	2018	2019	2020	2021	Thereafter
Operating lease obligations	$23,168	$3,165	$4,169	$3,811	$3,607	$3,521	$4,895
Capital lease obligations	714	220	258	174	50	12	—
Purchase obligations (1)	126,085	125,785	300	—	—	—	—
Acquisition contingent consideration (2)	1,753	773	980	—	—	—	—
Other obligations	861	92	349	50	16	12	342
Total	$152,581	$130,035	$6,056	$4,035	$3,673	$3,545	$5,237

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between April 2017 and June 2017.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Acquisition contingent consideration relates to expected payments to be made under the performance-based earnout formulas for the MobiquiThings and Blue Creation acquisitions and the anticipated consumption of inventory for the GenX acquisition.

Normal Course Issuer Bid
On February 4, 2016, we received approval from the TSX of our Notice of Intention to make an NCIB. Pursuant to the NCIB, we were permitted to purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017. During the first quarter of 2017, we purchased and subsequently canceled 170,217 common shares at an average price of $16.35 per share. For the period between February 9, 2016 to February 8, 2017, we purchased and subsequently canceled 980,089 common shares at an average price of $13.25 per share.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2017	2016
(in thousands of U.S. dollars)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$92,545	$102,772	$112,054	$98,433	$86,120
Unused credit facilities	10,000	10,000	10,000	10,000	10,000
Total	$102,545	$112,772	$122,054	$108,433	$96,120

Credit Facilities
We have a $10 million revolving term credit facility (the "Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The expiry date on this revolving facility has been extended from April 28, 2017 to May 31, 2017. The Revolving Facility is for general corporate purposes, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at March 31, 2017, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project-related performance guarantees and is guaranteed by Export Development Canada. As of March 31, 2017, there was a €22,493 letter of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2017	2016
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
Stock-based compensation and related social taxes	108	420	99	108	107	106
Other nonrecurring costs (recoveries)	—	(13,045)	(13,045)	—	—	—
Gross margin - Non-GAAP	$55,769	$205,118	$55,850	$49,476	$52,871	$46,921

Earnings (loss) from operations - GAAP	$(1,487)	$21,348	$19,245	$(53)	$3,411	$(1,255)
Stock-based compensation and related social taxes	2,148	7,596	1,845	1,856	1,902	1,993
Acquisition-related and integration	451	843	376	34	59	374
Restructuring	373	—	—	—	—	—
Other nonrecurring costs (recoveries)	276	(11,762)	(13,045)	1,283	—	—
Impairment	3,668	—	—	—	—	—
Acquisition-related amortization	3,641	12,102	3,308	3,206	3,058	2,530
Earnings from operations - Non-GAAP	$9,070	$30,127	$11,729	$6,326	$8,430	$3,642

Net earnings (loss) - GAAP	$(211)	$15,385	$15,718	$(1,769)	$718	$718
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	6,916	(3,323)	(10,824)	3,173	1,961	2,367
Amortization	6,997	25,894	7,043	6,577	6,706	5,568
Interest and other, net	(9)	(83)	(2)	(23)	(32)	(26)
Foreign exchange loss (gain)	(1,099)	1,736	3,547	(590)	1,071	(2,292)
Income tax expense (recovery)	(168)	4,310	(18)	2,329	1,654	345
Adjusted EBITDA	12,426	43,919	15,464	9,697	12,078	6,680
Amortization (exclude acquisition-related amortization)	(3,356)	(13,792)	(3,735)	(3,371)	(3,648)	(3,038)
Interest and other, net	9	83	2	23	32	26
Income tax expense - Non-GAAP	(1,418)	(8,241)	(2,900)	(2,208)	(2,086)	(1,047)
Net earnings - Non-GAAP	$7,661	$21,969	$8,831	$4,141	$6,376	$2,621

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.01)	$0.48	$0.49	$(0.06)	$0.02	$0.02
Non-GAAP - (in dollars)	$0.24	$0.68	$0.27	$0.13	$0.20	$0.08

The following table provides a reconciliation of free cash flow:

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016
Cash flows from operating activities	$(2,122)	$7,600
Capital expenditures and increase in intangible assets	(3,687)	(3,138)
Free Cash Flow	$(5,809)	$4,462

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three months ended March 31, 2017.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three months ended March 31, 2017.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2016 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov. There were no significant changes in our critical accounting policies in the first quarter of 2017.

OUTSTANDING SHARE DATA
As of May 5, 2017, we had 32,157,532 common shares issued and outstanding, 1,549,438 stock options exercisable into common shares at a weighted average exercise price of $19.53 and 509,985 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We currently expect to adopt the full retrospective transition method in the first quarter of 2018. The new revenue standards, under our current business model, are not expected to have a material impact on the amount and timing of revenue recognized. We have identified and will begin developing appropriate changes to our business processes, systems, and controls to support recognition and disclosure under the new standard.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three months ended March 31, 2017 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our US subsidiary.  The lawsuit makes certain allegations concerning data transmission error checking technology, specifically referencing one of our EM Series modules.  The lawsuit is in the initial pleadings stage.
In December 2016, a patent holding company, Magnacross LLC, filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas asserting patent infringement by our US subsidiary. The lawsuit makes certain allegations concerning our AirLink wireless routers. The lawsuit has been dismissed with prejudice.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing and we have joined in another instituted proceeding brought by a defendant in a related case. In March 2017, the PTAB issued its decisions in both proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. M2M has 60 days in which to appeal these decisions.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, or those risks that we currently believe to be immaterial, may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact on our business of intense competition including:

•	Competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	Business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	Introduction of new products or services by us that put us in direct competition with major new competitors;

•	Existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products before we do; and

•
Competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy and we have completed several acquisitions in recent years. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. In particular, our cloud and connectivity services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide device management and other cloud-based services to our customers. The prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.
Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products or lost market share;

•	price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products;

•	possible product quality or factory yield issues that may increase our cost of goods sold;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.
We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and if we are unable to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.
Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. It is possible that our products may contain undetected errors, defects or security vulnerabilities. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our network carrier partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks.
Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.
Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and carrier and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated as a result of a defect or vulnerability in our products. If we are required to allocate significant resources to modify our products or our existing security procedures for the personal information that our products transmit, our business, results of operations and financial condition may be adversely affected.
We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 70% and 69% of our revenues in 2016 and 2015, respectively, and approximately 71% of our revenue in the first three months of 2017, compared to 70% of our revenue in the first three months of 2016. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2017	2016
Revenue	$161,793	$142,797
Cost of goods sold	106,132	95,982
Gross margin	55,661	46,815

Expenses
Sales and marketing	18,167	15,629
Research and development	19,477	18,778
Administration	10,386	9,527
Restructuring (note 5)	373	—
Acquisition-related and integration	451	374
Impairment (note 6)	3,668	—
Amortization	4,626	3,762
	57,148	48,070
Loss from operations	(1,487)	(1,255)
Foreign exchange gain	1,099	2,292
Other income	9	26
Earnings (loss) before income taxes	(379)	1,063
Income tax expense (recovery)	(168)	345
Net earnings (loss)	$(211)	$718
Other comprehensive earnings:
Foreign currency translation adjustments, net of taxes of $nil	1,582	5,132
Comprehensive earnings	$1,371	$5,850

Net earnings (loss) per share (in dollars) (note 8)
Basic	$(0.01)	$0.02
Diluted	(0.01)	0.02
Weighted average number of shares outstanding (in thousands) (note 8)
Basic	31,909	32,156
Diluted	31,909	32,500
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$92,545	$102,772
Accounts receivable, net of allowance for doubtful accounts of $2,482 (December 31, 2016 - $2,486)	129,782	143,798
Inventories (note 9)	48,328	40,913
Prepaids and other (note 10)	6,134	6,530
	276,789	294,013
Property and equipment	34,254	34,180
Intangible assets	69,005	74,863
Goodwill	157,971	154,114
Deferred income taxes	16,014	16,039
Other assets	7,610	5,250
	$561,643	$578,459

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$147,095	$167,500
Deferred revenue and credits	4,591	5,263
	151,686	172,763
Long-term obligations (note 12)	33,470	32,654
Deferred income taxes	10,591	11,458
	195,747	216,875
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,157,057 shares (December 31, 2016 - 31,859,960 shares)	348,528	342,450
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 241,915 shares (December 31, 2016 – 355,471 shares)	(3,493)	(5,134)
Additional paid-in capital	21,152	24,976
Retained earnings	12,553	13,718
Accumulated other comprehensive loss (note 13)	(12,844)	(14,426)
	365,896	361,584
	$561,643	$578,459
Commitments and contingencies (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2015	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(160)	$(7,978)	$358,296

Common share cancellation (note 14)	(809,872)	(8,696)	—	—	—	(1,507)	—	(10,203)
Stock option exercises (note 7)	231,704	2,906	—	—	(858)	—	—	2,048
Stock-based compensation (note 7)	—	—	—	—	7,629	—	—	7,629
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	100,927	1,787	(190,771)	3,097	(5,793)	—	—	(909)
Net income	—	—	—	—	—	15,385	—	15,385
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,448)	(6,448)
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,718	$(14,426)	$361,584

Common share cancellation (note 14)	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises (note 7)	398,253	6,426	—	—	(1,805)	—	—	4,621
Stock-based compensation (note 7)	—	—	—	—	2,126	—	—	2,126
Distribution of vested RSUs	69,061	1,477	(113,556)	1,641	(4,145)	—	—	(1,027)
Net loss	—	—	—	—	—	(211)	—	(211)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	1,582	1,582
Balance as at March 31, 2017	32,157,057	$348,528	241,915	$(3,493)	$21,152	$12,553	$(12,844)	$365,896
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2017	2016
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(211)	$718
Items not requiring (providing) cash
Amortization	6,997	5,568
Stock-based compensation (note 7)	2,126	2,035
Deferred income taxes	(914)	—
Impairment	3,668	—
Other	64	4
Changes in non-cash working capital
Accounts receivable	14,925	(434)
Inventories	(6,625)	7,080
Prepaids and other	(1,908)	771
Accounts payable and accrued liabilities	(19,448)	(7,868)
Deferred revenue and credits	(796)	(274)
Cash flows provided by (used in) operating activities	(2,122)	7,600
Investing activities
Additions to property and equipment	(2,887)	(2,843)
Additions to intangible assets	(800)	(295)
Proceeds from sale of property and equipment	—	3
Acquisition of GNSS business (note 3 (a))	(3,192)	—
Cash flows used in investing activities	(6,879)	(3,135)
Financing activities
Issuance of common shares	4,621	528
Repurchase of common shares for cancellation (note 14)	(2,779)	(6,144)
Purchase of treasury shares for RSU distribution	—	(4,214)
Taxes paid related to net settlement of equity awards	(1,027)	(352)
Payment for contingent consideration	(960)	—
Decrease in other long-term obligations	(96)	(63)
Cash flows used in financing activities	(241)	(10,245)
Effect of foreign exchange rate changes on cash and cash equivalents	(985)	(2,036)
Cash and cash equivalents, decrease in the period	(10,227)	(7,816)
Cash and cash equivalents, beginning of period	102,772	93,936
Cash and cash equivalents, end of period	$92,545	$86,120
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2016 audited annual consolidated financial statements except as indicated in note 2. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2016 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES

Derivatives
Derivatives, such as foreign currency forward and option contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in foreign exchange gain (loss). We had foreign currency forward contracts amounting to $6.0 million Canadian dollars at the end of March 31, 2017.

Changes in future accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We currently expect to adopt the full retrospective transition method in the first quarter of 2018. The new revenue standards, under our current business model, are not expected to have a material impact on the amount and timing of revenue recognized. We have identified and will begin developing appropriate changes to our business processes, systems, and controls to support recognition and disclosure under the new standard.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

3.	ACQUISITIONS

(a)    GNSS business of GlobalTop

On March 31, 2017, we completed the acquisition of substantially all of the assets of the Global Navigation Satellite System ("GNSS") embedded module business of GlobalTop Technology Inc. ("GlobalTop") for total cash consideration of approximately $3.2 million, subject to working capital adjustments. GlobalTop is a Taiwan-based business that specializes in the development and manufacture of a wide variety of GNSS modules and serves customers around the world. The acquisition builds on our strategy to expand our product offerings beyond cellular, Wi-Fi and Bluetooth, servicing customers in the automotive, telematics and asset tracking markets. GlobalTop’s fair value of assets acquired are included in our consolidated financial statements from the date of acquisition.

The transaction is accounted for using the acquisition method. The initial accounting for the business acquisition is preliminary as of the date of this report and is subject to adjustments. The allocation of the purchase price to the fair values of the assets acquired is still to be finalized and includes the process of identifying the intangible assets acquired. As a result, estimated fair values related to intangible assets and goodwill combined are included in Goodwill on the balance sheet.

The following table summarizes the preliminary values assigned to the assets acquired at the acquisition date:

$
Assets acquired
Inventory	604
Property and equipment	175
Intangible assets and goodwill	2,413
Fair value of net assets acquired	3,192

As the GNSS business was acquired on March 31, 2017, no results were included in our consolidated statements of operations for the three months ended March 31, 2017. There was also no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

(b)     Acquisition of Blue Creation

On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula. In accordance with ASC 805, Business Combinations, the earn-out will be recognized as acquisition-related costs over the earn-out period. We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at November 2, 2016. The purchase price allocation was finalized during the first quarter of 2017 with no change to the purchase price allocation in the three months ended March 31, 2017.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

4.    SEGMENTED INFORMATION

	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total

Three months ended March 31, 2017
Revenue	$133,000	$21,718	$7,075	$161,793
Cost of goods sold	90,922	11,233	3,977	106,132
Gross margin	$42,078	$10,485	$3,098	$55,661
Gross margin %	31.6%	48.3%	43.8%	34.4%
Expenses				57,148
Loss from operations				$(1,487)

Three months ended March 31, 2016
Revenue	$120,874	$14,995	$6,928	$142,797
Cost of goods sold	86,584	5,243	4,155	$95,982
Gross margin	$34,290	$9,752	$2,773	$46,815
Gross margin %	28.4%	65.0%	40.0%	32.8%
Expenses				48,070
Loss from operations				$(1,255)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. We did not have any customers during the three months ended March 31, 2017 or 2016 that accounted for more than 10% of our revenue.

5.	RESTRUCTURING

In February 2017, we made a decision to relocate the customer support and network operations within the Cloud and Connectivity Services segment from Sweden to France and the United States to achieve operational efficiencies. As a result, 19 employees were impacted and we recorded $0.4 million in restructuring costs in the three months ended March 31, 2017. Additional restructuring costs of approximately $0.5 million will be accrued as these employees provide service. All liabilities are expected to be paid by February 2019.

6.	IMPAIRMENT

In the first quarter of 2017, we recorded an impairment of $3.7 million related to an intangible asset recorded on the acquisition of Wireless Maingate AB. During the quarter, we made the decision to terminate a service offering that has now been superseded by a more technologically advanced offering in our integrated Cloud and Connectivity Services business.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

7.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended March 31,
	2017	2016
Cost of goods sold	$108	$106
Sales and marketing	511	403
Research and development	430	358
Administration	1,077	1,168
	$2,126	$2,035

Stock option plan	$691	$526
Restricted stock plan	1,435	1,509
	$2,126	$2,035

As at March 31, 2017, the unrecognized compensation expense related to non-vested stock options and RSUs was $10,018 and $13,570 (2016 – $5,113 and $8,463), respectively, which is expected to be recognized over weighted average periods of 3.3 and 2.2 years (2016 – 2.9 and 2.0 years), respectively.

Stock option plan

The following table presents stock option activity for the period:

	Three months ended March 31,
Number of Options	2017	2016
Outstanding, beginning of period	1,315,623	965,911
Granted	650,599	598,895
Exercised	(398,253)	(64,212)
Forfeited / expired	(13,760)	(9,424)
Outstanding, end of period	1,554,209	1,491,170
Exercisable, beginning of period	494,938	418,522
Exercisable, end of period	298,145	471,459

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at March 31, 2017, stock options exercisable into 1,661,497 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2017 was $5,688 (three months ended March 31, 2016 - $263).

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended March 31,
	2017	2016
Risk-free interest rate	1.36%	0.72%
Annual dividends per share	Nil	Nil
Expected stock price volatility	55%	51%
Expected option life (in years)	4.0	4.0
Average fair value of options granted (in dollars)	$10.78	$4.24

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.
Restricted share plans
The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended March 31,
Number of RSUs	2017	2016
Outstanding, beginning of period	745,974	778,233
Granted	388,275	297,989
Vested / settled	(228,208)	(241,329)
Forfeited	(28,847)	(792)
Outstanding, end of period	877,194	834,101

Outstanding – vested and not settled	169,409	189,428
Outstanding – unvested	707,785	644,673
Outstanding, end of period	877,194	834,101
We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of share units outstanding under the Plan shall not exceed 3.5% of the number of issued and outstanding shares. Based on the number of shares outstanding as at March 31, 2017, 612,156 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and NASDAQ, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and vest over one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three months ended March 31, 2017 was $4,632 (three months ended March 31, 2016 – $2,481).

8.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended March 31,
	2017	2016
Net earnings (loss)	$(211)	$718

Weighted average shares used in computation of:
Basic	31,909	32,156
Assumed conversion	—	344
Diluted	31,909	32,500

Net earnings (loss) per share (in dollars):
Basic	$(0.01)	$0.02
Diluted	(0.01)	0.02

In loss periods, potential common shares are not included in the computation of diluted earnings per share, because to do so would be anti-dilutive.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

9.	INVENTORIES
The components of inventories were as follows:

	March 31, 2017	December 31, 2016
Electronic components	$34,426	$29,043
Finished goods	13,902	11,870
	$48,328	$40,913

10.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	March 31, 2017	December 31, 2016
Inventory advances	$636	$902
Insurance and licenses	530	634
Deposits	1,544	1,667
Other	3,424	3,327
	$6,134	$6,530

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	March 31, 2017	December 31, 2016
Trade payables	$85,578	$109,236
Inventory commitment reserve	3,497	3,850
Accrued royalties	13,224	13,042
Accrued payroll and related liabilities	15,596	12,572
Taxes payable (including sales taxes)	4,723	4,922
Product warranties (note 16 (a)(ii))	8,088	7,637
Other	16,389	16,241
	$147,095	$167,500

12.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	March 31, 2017	December 31, 2016
Accrued royalties	$23,241	$22,763
Other	10,229	9,891
	$33,470	$32,654

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended March 31,
	2017	2016
Balance, beginning of period	$(14,426)	$(7,978)
Foreign currency translation adjustments	907	2,891
Gain (loss) on long term intercompany balances	675	2,241
Balance, end of period	$(12,844)	$(2,846)

14.	SHARE CAPITAL
On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017. For the three months ended March 31, 2017, we purchased and canceled 170,217 common shares at an average price of $16.35 per share. The excess purchase price over and above the average carrying value in the amount of $954 were charged to retained earnings. For the period between February 9, 2016 to February 8, 2017, we purchased and canceled 980,089 common shares at an average price of $13.25 per share.

15.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy. As at March 31, 2017, we were committed to foreign currency forward contracts totalling $6.0 million

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Canadian dollars with an average forward rate of 1.341, maturing between April and December 2017. During the three months ended March 2017, we recognized a gain of $46 in Foreign exchange gain (loss).

We have contingent consideration related to the acquisitions that were measured using unobservable inputs which represents a Level 3 measurement within the fair value hierarchy. The contingent considerations are measured at each reporting period and any changes in the fair value are recorded in earnings. In the three months ended March 31, 2017, $7 was recognized in Acquisition-related and integration expense related to the change in the fair value of the contingent consideration.

(b) Credit Facility
At March 31, 2017, we have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The expiry date on this revolving facility has been extended from April 28, 2017 to May 31, 2017. The Revolving Facility is for general corporate purposes, is secured by a pledge against all of our assets and is subject to borrowing base limitations.  As at March 31, 2017, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank.  The credit facility is used for the issuance of letters of credit for project-related performance guarantees and is guaranteed by Export Development Canada.  As at March 31, 2017, there was a €22,493 letter of credit issued against the revolving standby letter of credit facility.

16.	COMMITMENTS AND CONTINGENCIES

(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

Three months ended March 31, 2017
Balance, beginning of period	$7,637
Provisions	1,333
Expenditures	(882)
Balance, end of period	$8,088

(b) Other commitments

We have entered into purchase commitments totaling approximately $121,970, net of related electronic components inventory of $8,807 (December 31, 2016 - $105,523, net of electronic components inventory of $9,264), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between April 2017 and June 2017.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning data transmission error checking technology, specifically referencing one of our EM Series modules. The lawsuit is in the initial pleadings stage.

In December 2016, a patent holding company, Magnacross LLC, filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas asserting patent infringement by our US subsidiary. The lawsuit makes certain allegations concerning our AirLink wireless routers. The lawsuit has been dismissed with prejudice.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing and we have joined in another instituted proceeding brought by a defendant in a related case. In March 2017, the PTAB issued its decisions in both proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. M2M has 60 days in which to appeal these decisions.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

17.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.